PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JUNE 21, 2011)	under the Securities Act of 1933 in connection with
Registration Statement No. 333-174786

Common Stock

This Prospectus Supplement supplements and amends the prospectus dated June 21, 2011, contained in our registration statement on Form S-3 (File No. 333-174786) that was declared effective on such date, and relating to the offering of up to $200,000,000 in the aggregate of debt securities, preferred stock, common stock, warrants and any combination thereof. We are filing this prospectus supplement to reflect a draw down by us pursuant to the Common Stock Purchase Agreement, dated June 11, 2010, between Kingsbridge Capital Limited (“Kingsbridge”) and ourselves. This prospectus supplement should be read in conjunction with the prospectus dated June 21, 2011.

On September 28, 2011, we delivered a notice to Kingsbridge to effect a draw down of up to $1,549,088.  The first trading day of the eight-day pricing period for this draw down was September 29, 2011.  In connection with this draw down, we issued an aggregate of 34,906 shares of our common stock to Kingsbridge at an aggregate purchase price of $68,636, resulting in net proceeds to us of $67,366 after deducting fees due to Kingsbridge under the Stock Purchase Agreement.  The sole settlement date for this draw down was October 6, 2011.

Investing in our common stock involves significant risks.  See “Risk Factors” beginning on Page 2 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2011.